SUB-ITEM 77I  ACMT 05.31.2008
Terms of new or amended securities

     1)  Effective  12/03/07,  the  Tax-Free  Bond  Advisor  Class  shareholders received  Investor  Class shares in exchange  for their  Advisor  Class  shares.
Accordingly, Advisor Class shares of Tax-Free Bond will no longer be offered.

     The Advisor  Class shares of Tax-Free  Bond were  reclassified  as Investor
Class. As a result of this reclassification, each holder of Advisor Class shares became the owner of Investor  Class shares of the same fund,  having a total net asset value ("NAV") equal to the total NAV of his or her Advisor Class  holdings in the fund on the date of the reclassification.